

INVEST IN **MAKELOVENOTPORN**

Pro-sex. Pro-porn. Pro-knowing the difference.

makelovenotporn.tv   New York, NY

| Technology | Female Founder | Entertainment | Film | Subscription |

Highlights

1   Given the unique challenges any sextech venture faces, what we're most proud of is we're still here

2   1.5million people have signed up to MakeLoveNotPorn in the past ten years

3   We've taken in $3.5million in revenue over the past ten years

4   We're global, with traffic, members and MakeLoveNotPornstars from over 200 countries and territories

5   Despite advertising bans everywhere, we're averaging 5-6 #realworldsex video submissions daily

6   We have ten years' proof that MakeLoveNotPorn changes sexual attitudes and behavior for the better

7   Parents buy subscriptions for 18+ kids so they can see happy healthy loving sexual relationships

8   Rape survivors say MakeLoveNotPorn helped them reclaim their bodies and feel able to be sexual again

Featured Investors



Jameela Jamil
Invested $10,000 ⓘ

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"We at I Weigh are long-time fans of Cindy and are thrilled to have the opportunity to invest in MLNP. Her leadership in the social sex revolution aligns perfectly with our values, and MLNP's strategic approach and commitment to fostering positive sexual behavior resonate deeply. Through our investment we are excited to be actively participating in shaping a future that celebrates freedom from shame and promotes sexual positivity, and that our community has the ability to take advantage of this opportunity alongside us!"



Jam Tomorrow

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"I saw the opportunity for MakeLoveNotPorn when Cindy pitched me in 2011, and have been happy to support this much-needed venture ever since. I welcome everyone to join

been happy to support this much-needed venture ever since. I welcome everyone to join me in investing."



Other investors include <u>Eutopia Ventures</u> & 512 more

Our Team



Cindy Gallop Founder & CEO

Cindy's background is 38 years in advertising, 16 at Bartle Bogle Hegarty, where she started up BBH Asia Pacific + BBH US. 38 years working in the business of getting people to do things they originally had no intention of doing has proven useful for MLNP



John Allison CTO

John has been programming for twenty years. He was software engineer at Gilt Groupe and Head of Engineering at ChallengePost before co-founding Customer.io as CTO in 2012, where he remains a board member.



Abigail Mlinar Head of Sales

Abigail's background is in sales and marketing at companies such as Draw Events and Vikre Distillery, before she joined MakeLoveNotPorn in 2019 to head up sales.



Ariel Martinez Head of Curation

Ariel came to work at MakeLoveNotPorn as an intern in 2013, and progressed through Curation Assistant and Curator to Head of Curation. She is also an accomplished writer with an MFA in Creative Writing from Bennington.



Angelina Cosmo Curator



Angie worked as Senior Brand Experience Leader + eCommerce Specialist at Bulletin, Operations Manager at Wild Flower and Care Manager at Housing Works, before joining MakeLoveNotPorn in 2021.



Saniyyah Lateef Curator

Saniyyah is a trained sex educator and worked as Program Manager/Healthlink Navigator at AIDS Project of the East Bay, and as Community Health Educator at the San Francisco AIDS Foundation, before joining MakeLoveNotPorn in 2022.

Want To Change The World Through Sex And Make A Lot Of Money Doing It?

"I WANT TO CHANGE THE WORLD THROUGH SEX & MAKE A LOT OF MONEY DOING IT" CINDY GALLOP

THE PROBLEM

The marginalization of sex and the role it plays in mental health, gender equity, relationships and overall happiness



No open conversation about sex
\+
Porn has become (negative) sex education by default, exacerbating sexual harassment/abuse/violence, and unhappy relationships due to unsatisfactory sex

Children see porn as young as 7
British Board of Film Classification, Sept 2019

Children under 10 account for 22% of online porn consumption
Bitdefender, Dec 2017

55% increase in reported incidents of sexual violence in schools
US Department of Education, Jan 2021

THE ECONOMIST GETS IT

'A generation ago being depressed or anxious—let alone having serious mental-health problems—meant suffering mostly in silence. Stigma meant few people wanted to talk . . . These days the stigma has faded, if not entirely disappeared. A similar transformation is due for sexual problems, which lie beneath the same blanket of taboo and embarrassment as mental health once did . . .

The sex in film and television dramas, let alone pornography, bears scant relation to real life . . . Sex is one of the greatest joys in a human life. At its best, it is a source of ecstasy and a shared expression of lasting affection. That so many people nonetheless find it painful or disappointing is a tragedy. Yet for a large proportion of them, it can be turned into something far more agreeable. Being more open about sex is one of the easiest ways to enhance happiness and health.'

The Economist
December 1st, 2022

THE SOLUTION

Destigmatize sex as an openly-acknowledged and celebrated fact of life

Drive the **social acceptance** needed for open conversation **+** Make loving, consensual, communicative sex **aspirational**, by bringing the power of social to sex

THE BUSINESS MakeLoveNotPorn
Pro-sex.Pro-porn. Pro knowing the difference.

A lucrative platform for sharing, renting and viewing #realworldsex videos

The badly-needed documentary vs porn's Hollywood blockbuster movie

Creating a new category: social sex



MEMBERS
Pay to subscribe and view social sex videos

Members become MLNP stars

SHARED SEXUAL VALUES
Want to see more openness around sex

MLNP stars pay to watch videos

MAKELOVENOTPORNSTARS (contributors)
Share social sex videos + revenue

SAFE
100% human-curated, no self-publishing, instant deletion

EDUCATIONAL
sex education through real world demonstration

REVENUE-SHARE
members subscribe, 50% to MakeLoveNotPornstars



Reasons To Become A MakeLoveNotPorn Member

Watch later   Share

THE WORLD NEEDS AND WANTS MAKELOVENOTPORN

If porn is the Hollywood blockbuster movie (performative, produced, scripted entertainment)

MakeLoveNotPorn is the documentary (a unique window onto the sex we all have in the real world)

Every day, around the world, people search for what MakeLoveNotPorn is: the top organic search terms driving traffic are, 'make love'; 'not porn'; 'real sex not porn'; 'video sexo na porno'; 'porn that is not porn'; 'make love not porn'

Since 2013 launch, over a million people have signed up

THE BUSINESS MODEL: PROVEN
Achieved with no ad spend



SOCIAL ACCEPTANCE

5000 VIDEOS

$65 ARPU

REVENUE

$3M REVENUE ON $3M INVESTMENT

CUMULATIVE ALL ENGLISH SPEAKING MARKETS

0.01% PAYING USERS 45K
0.1 % MEMBERS 450K

BUSINESS ACCEPTANCE

500 TALKS

5000 ARTICLES IN GLOBAL MEDIA

2013 2023

ALL DRIVEN BY EARNED MEDIA

UNIQUE CUSTOMER BENEFIT

MakeLoveNotPorn changes sexual attitudes and behaviour for the better

Shown young people that porn is not sex

Made people feel better about their own real world bodies

Saved marriages and relationships

Opened up communication around sex for many couples

Helped survivors of rape, sexual assault and abuse reclaim their bodies and feel able to be sexual again

Made parents feel able to be more open about sex with their children

"Your website makes me want to have sex in a more grown-up, honest and respectful way."
Member (young man)

THE MISSION: TO END RAPE CULTURE GLOBALLY

MakeLoveNotPorn helps end rape culture by:

Showing how wonderful great, consensual, communicative sex is in the real world

Role-modelling good sexual values and behavior

Making all of this aspirational versus what is shown in porn and popular culture

IMAGINE

'I'm 35 years old, and a very single straight male, working at a factory in a very small town. As I have gotten older the one thing I felt that I have been missing is some type of connection

THIS IMPACT, SCALED

when viewing porn. My habits have always been go to pornhub search a video boom done. That changed when I was watching one of the videos on here. I don't think I have ever seen something that I was so taken aback by. It was intimate, it was two people you saw actual connection with. It made me question my own viewing habits right now. Which is a good thing I feel in terms of growth.

I feel like for the first time I want to confront my own issues with sex, and my own sexual health. Which in all honesty is not good at all. Dating has been non existent for years. Mainly due to me being so busy for most of my life with working 3 jobs to survive that I never really got a chance like I do now to try to understand why.

All of this came about with your website. I am very grateful to kind of start a new journey here. To try to understand myself more. I want to thank you guys for this. I feel like this has kind of been a nice wake up call.
Thanks again.'

THE OPPORTUNITY
To conquer
Total Addressable Market
of 5.3billion internet
users worldwide
(source Cisco)

via iterative cycles of
social acceptance>
adoption>
business acceptance>



UNIQUE COMPETITIVE ADVANTAGE: FOUNDER CINDY GALLOP

Vision: huge response to her original MakeLoveNotPorn 'Porn World vs Real World' TED talk led her to concept MakeLoveNotPorn.tv

Business reputation: experience as advertising agency founder & CEO brings credibility to infrastructure challenges

Marketing skills: 37-years of advertising experience has built and grown the MakeLoveNotPorn brand

Domain expertise: defined and championed

sextech as a category to legitimize it

Media-friendliness: constant ongoing media coverage without need for outreach

Cross-generational appeal: Cindy's StyleLikeU interview went viral with GenZ on TikTok

Persistence: broken down every barrier in MakeLoveNotPorn's path

Changed the culture to drive unique social and business acceptance



Social
1st site
Porn World
vs
Real World
2009

Mainstream
1st TED talk
2009

Education
1st Parent Emails
2009

Education
1st Teacher Emails
2009

2011
Financial
$500k funding

2012
Business
2nd site MakeLoveNotPorn.tv launched with 30 videos

Mainstream
New York Times feature
2012

Mainstream
Major spike post ABC nightline feature
2013

Education
1st time parents talk about giving children MLNP access
2014

2014
Business
Cindy defines Sextech as a category

2015
Health
1st time used in therapy (for irreversible ED)

2016
Health
1st time used in treatment for sexual assault recovery

Education
1st time used in university class (Prof. Mary Koss, University of Arizona)
2017

2018
Mainstream
Major spike post CNN This Is Life with Lisa Ling feature

2019
Financial
1st time annual revenue passes $500k

2020
Business
Video submissions triple in pandemic

Mainstream
Major spike post BBC3 Planet Sex with Cara Delevingne
2022

2023
Financial
First public fund raise

READY TO SCALE:
THE STRATEGY

2. Staff and build MakeLoveNotPorn.academy: a sex education content aggregator hub providing age-appropriate content for 0-18-year-olds, parents, teachers, schools and adults, to increase social acceptance, generate revenue and recruit paid users for MakeLoveNotPorn.tv

3. Paid brand partnerships (eg healthcare, pharmaceutical)

4. Build CoSensual: a cybersecure safe sexting app powering adoption for MakeLoveNotPorn.tv

1. Staff and build MakeLoveNotPorn.tv to optimized full product, and invest in advertising to increase social acceptance, paid users and revenue

MAKELOVENOTPORN: CUSTOMER LIFETIME EDUCATION



MakeLoveNotPorn.tv
Sex education through real world demonstration
The ONLY real world counterpoint to porn

HereForTheAds Informational sexual health and wellness product education

CoSensual Safe sexual communication education

Age-appropriate sex education

MakeLoveNotPorn.academy
Age-appropriate sex education resources
+ lifelong sexual health and wellness education

0   18   ADULTS/PARENTS/TEACHERS   SENIORS

THE 3-YEAR PLAN:
FUNDING REQUIREMENT $17.4M

COSTS	YEAR 1	YEAR 2	YEAR 3
MANAGEMENT	$ 2,078,960	$ 2,310,080	$ 2,310,080
TECH & DATA ESTIMATES	$ 3,267,000	$ 3,021,000	$ 2,135,000
MLNP.TV	$ 1,594,000	$ 1,781,000	$ 1,916,000
ACADEMY	$ 112,000	$ 1,588,000	$ 1,710,000
CoSensual	$ 132,000	$ 430,000	$ 510,000
CROSSOVER FUNCTIONS		$ 553,000	$ 558,000
ADVERTISING.tv		$ 4,000,000	$ 4,000,000
ADVERTISING Academy		$ 2,000,000	$ 2,000,000
OTHER OVERHEADS	$ 1,000,000	$ 1,000,000	$ 1,000,000
TOTAL COSTS	$ 9,075,960	$16,683,080	$16,139,080
REVENUE			
MLNP.TV	$ 793,650	$10,315,466	$10,831,418
ACADEMY		$ 3,409,091	$ 5,227,273
PARTNERSHIPS REVENUE		$ 1,600,000	$ 4,500,000
TOTAL GROSS REVENUE	$ 793,650	$ 15,324,557	$20,558,691
TOTAL NET REVENUE	$ 476,190	$ 9,834,734	$14,135,215
EBITDA	$ (8,599,770)	$ (6,848,346)	$ (2,003,865)
			($17,451,981)

EXIT OPPORTUNITIES: MONETIZE SEX, SAFELY

Streaming platforms engaged in content wars

Big media companies seeking digital revenue

Healthtech companies expanding into sexual health and wellness

Social media platforms seeking new curation models

Edtech companies expanding into sex education

Public listing

CINDY'S VISION HAS NEVER WAVERED:

"I WANT TO CHANGE THE WAY THE WORLD HAS SEX & MAKE A LOT OF MONEY DOING IT"

CINDY GALLOP
ORIGINAL MakeLoveNotPorn PITCH 2011

JOIN THE SOCIAL SEX REVOLUTION
Email cindy@makelovenotporn.com

'Cindy Gallop Is Building The Next Sextech Unicorn': **Sifted Interview**

The Prof G Pod with Scott Galloway: **Sex, Porn And Knowing The Difference With Cindy Gallop**

MakeLoveNotPorn **https://socialsexrevolution.com/**

Click **here** to learn more about MakeLoveNotPorn Academy